UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

Commission File Number 333-201903

NANO-TEXTILE LTD.

(Translation of registrant's name into English)

  3 Lohamei HaGetaot St.
Nahariya, Israel 2244427
Tel: (011) (972) 50-652-1727

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Departure of Director

On March 20, 2016, Meir Elishkov resigned from the Board of Directors of the Company. The resignation was not the result of any disagreement with the Company relating to the Company’s operations, policies, or practices.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NANO-TEXTILE LTD.
By:	/s/ Erez Ovdat
Name: Erez Ovdat
Title: Chief Executive Officer

Date: March 23, 2016